Form 51-102F3
Material Change Report

PART 1CONTENT OF MATERIAL CHANGE REPORT
Item 1	Name and Address of Company

Bell Canada 1000, rue de La Gauchetière Ouest, Bureau 3700 Montréal, Québec H3B 4Y7

Item 2	Date of Material Change

March 6, 2006

Item 3	News Release

A press release announcing the material change referred to in this report was issued by BCE Inc. (“BCE”), Bell Canada’s parent company, on March 7, 2006 and disseminated on newswires in Canada and the United States.

Item 4 Summary of Material Change

BCE announced its intention to combine certain of Bell Canada’s wireline operations in its regional territories in Ontario and Quebec (which BCE had previously intended to convert into a new income trust, as announced on February 1, 2006) with the wireline operations of Aliant Inc. (“Aliant”) to form a new income trust (the “Trust”). The Trust would also acquire Bell Canada’s 63.4% indirect interest in Télébec, Limited Partnership and NorthernTel, Limited Partnership (the “Partnerships”) . The Trust is expected to have 3.4 million local access lines and over 400,000 high-speed Internet subscribers in six provinces, and will be headquartered in Atlantic Canada. BCE also announced its intention to acquire Aliant Mobility and Aliant’s DownEast Communications (“DownEast”) retail outlets as part of this transaction.

BCE expects to hold a 73.5% direct and indirect interest in the Trust following the completion of the foregoing transactions. BCE has indicated that it expects to reduce this 73.5% interest to approximately 45% through a distribution of units in the new Trust to BCE common shareholders. BCE intends to effect this distribution in conjunction with a reduction of approximately 75 million BCE common shares, or approximately 8% of BCE common shares outstanding. Through governance rights, BCE intends to continue to control the Trust following this distribution, and hence will continue to consolidate the financial results of the Trust.

Item 5 Full Description of Material Change

Under the terms of the proposed transaction, Aliant will contribute all of its operations to a newly formed partnership that will be a subsidiary of the Trust, and BCE will similarly contribute certain of its Ontario and Quebec regional wireline operations and its 63.4% indirect interest in the Partnerships. In exchange for this contribution, BCE will receive Aliant’s wireless business and its DownEast retail outlets and additional equity in the new Trust. In addition, as part of this exchange approximately $1.25 billion of consolidated BCE debt will effectively be transferred to the new Trust.

BCE expects to own a 73.5% direct and indirect interest in the new Trust upon completion of the transaction. BCE currently owns approximately 53.2% of Aliant.

The Trust is expected to have 3.4 million local access lines and over 400,000 high-speed Internet subscribers in six provinces, and will be headquartered in Atlantic Canada. The Trust will also establish regional offices in Ontario and Québec, and will operate in both official languages. Customers of Bell Canada and Aliant are expected to continue to have access to the same products and services, including bundles, that were sold under the Bell Canada and Aliant brands. Products and services are to be sold under the Bell and Sympatico brands within the Trust’s operating territory in Ontario and Québec and the Aliant and DownEast brands in Atlantic Canada. Following closing, the Bell Nordiq Income Fund will continue to trade and operate independently, with no change for its customers or to operations within its territory.

In connection with the completion of this transaction, Bell Canada and the Trust will enter into a number of outsourcing and commercial agreements pursuant to which Bell Canada will support over the long term the operations of the Trust in Ontario and Québec. Similar agreements will be entered into between the Trust and Bell Canada to support Bell Canada’s wireless operations in Atlantic Canada.

Following the completion of the transaction, BCE intends to reduce its 73.5% indirect interest in the Trust to approximately 45% through a distribution of units in the Trust to BCE common shareholders. BCE intends to effect this distribution in conjunction with a reduction of approximately 75 million BCE common shares, or approximately 8% of BCE common shares outstanding.

It is intended that the governance structure of the Trust will be in line with comparable income trust precedents and will provide, among other things, for BCE to retain the ability to nominate a majority of the Board of Trustees of the Trust and of the Board of Directors of the operating entities of the Trust as long as it owns directly or indirectly 30% or more of the Trust. Also, it is expected that BCE will have the ability to veto certain actions of the Trust and its operating entities as long as it owns directly or indirectly 20% or more of the Trust.

The new Trust transaction is expected to be completed once all closing conditions are met, including, without limitation, receipt of: favourable advance income tax rulings from the Canada Revenue Agency (“CRA”), approval by the Canadian Radio-television and Telecommunications Commission (“CRTC”), an advance ruling certificate from the Competition Bureau, any necessary approvals from securities regulators and other applicable regulatory and stock exchange approvals, required third party consents on satisfactory terms, approval by Aliant’s shareholders, and necessary court approvals, as well as the arranging of satisfactory bank financing. The subsequent distribution of Trust units by BCE to its common shareholders will also be subject to various conditions, including approval by BCE’s shareholders and necessary court approvals.

Caution Regarding Forward Looking Statements

Certain statements made in this material change report, including, but not limited to, the intention to create the Trust and its expected governance structure and scope of business operations, the proposed distribution of Trust units to BCE common shareholders and BCE’s anticipated remaining interest in the Trust, the intention of BCE to reduce consolidated indebtedness, the structure of the transaction, the expected nature of the transition to the Trust for customers, and other statements that are not historical facts, constitute forward-looking information and are subject to important risks, uncertainties and assumptions. In particular, in making these forward-looking statements BCE and Bell Canada have assumed, among other things, that the proposed Trust transaction and subsequent distribution of BCE’s interest in the Trust will receive the required regulatory and securityholder approvals, as applicable, and that the other conditions to the transaction can be satisfied in accordance with their terms. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed Trust transaction is subject to a number of conditions including, without limitation, receipt of: (i) advance tax rulings from the CRA, (ii) CRTC approvals, (iii) an advance ruling certificate from the Competition Bureau, (iv) any necessary approvals from securities regulators and other applicable regulatory and stock exchange approvals, (v) required third party consents on satisfactory terms, (vi) required securityholder approvals, (viii) necessary court approvals, and (ix) the arranging of satisfactory bank financing. The subsequent distribution of Trust units by BCE is subject to various conditions, including approval by BCE’s shareholders and necessary court approvals. These approvals may not be obtained, and the other conditions to the transaction may not be satisfied in accordance with their terms, in which case the proposed Trust transaction and the subsequent distribution of Trust units by BCE could be modified, restructured or terminated.

Other factors that could cause results or events related to the proposed transaction to differ materially from current expectations include, among other things: (i) the fact that the proposed transaction involves the integration of various operations previously operated independently and that there can be no assurance that the combined operation resulting from the proposed transaction will realize the anticipated synergies, or that other benefits expected from the transaction will be realized, (ii) BCE’s or Bell Canada’s ability to complete the proposed transaction without adverse effects on the customers of Bell Canada, Aliant or the Trust and (iii) the ability of the Trust to make and maintain cash distributions. In turn, the Trust’s results and ability to make and maintain cash distributions will be subject to various risks including, without limitation, intensity of competitive activity, general economic and market conditions, changes in technology, industry standards and client needs, the Trust’s ability to quickly and efficiently introduce new products, services and technologies and upgrade existing ones in response to these changes, the level of consumer confidence and spending and the demand for, and prices of, the Trust’s services, the impact of pending or future litigation or regulatory proceedings or changes in law, including tax and regulatory laws and the other risk factors applicable to Bell Canada summarized in the annual information form referred to in the next paragraph. If the Trust does not meet its targets for cash distributions, the value of its units could decline substantially.

For additional information with respect to certain of these and other assumptions and risk factors, please refer to Bell Canada’s annual information form for the year ended December 31, 2005 dated March 1, 2006 filed with the U.S. Securities and Exchange Commission, under Form 40-F, and filed with the Canadian provincial securities regulatory authorities. The forward-looking statements contained in this material change report represent the expectations of BCE and Bell Canada as of the date hereof and, accordingly, are subject to change after such date. However, BCE and Bell Canada disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Martine Turcotte, Chief Legal Officer, (514) 870-4637.

Item 9 Date of Report

March 15, 2006.

BELL CANADA

(signed) Martine Turcotte

Martine Turcotte

Chief Legal Officer